Large Cap Growth Fund

NOTE F
Shareholders meeting On March 23, 2005, the shareholders of the Fund approved an Agreement and Plan of Reorganization between the Fund and the Acquiring Fund, with votes tabulated as follows: 8,544,822 FOR, 335,245 AGAINST and 470,675 ABSTAINED.

The  Agreement  and  Plan  of  Reorganization   provided  for  the  transfer  of
substantially all of the assets and liabilities of the Fund for shares of beneficial interest of the Acquiring Fund. After this transaction and as of the close of business on April 8, 2005, the Fund was terminated. The financial statements presented herein reflect the position of the Fund prior to the exchange of net assets and termination of the Fund.